[ Janus Letterhead ]

April 6, 2016

VIA EDGAR

Mr. Asen Parachkevov, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration

Clayton Street Trust (“Registrant”)

1933 Act File No. 333-208542

1940 Act File No. 811-23121

Pre-Effective Amendment No. 1

Dear Mr. Parachkevov:

Pursuant to Rule 461 of Regulation C under the Securities Act of 1933, as amended (“1933 Act”), the Registrant and the Registrant’s principal underwriter, Janus Distributors LLC, hereby respectfully request that effectiveness under the 1933 Act of Pre-Effective Amendment No. 1 to its registration statement on
Form N-1A be accelerated to April 6, 2016. Pre-Effective Amendment No. 1 was filed with the Securities and Exchange Commission on Tuesday, April 5, 2016 under the 1933 Act and the Investment Company Act of 1940, as amended. The Registrant and Janus Distributors LLC are aware of their statutory obligations under the 1933 Act.

The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Securities and Exchange Commission or any other person from taking any action with respect to the filing.

Respectfully,

Clayton Street Trust, a Delaware statutory trust /s/ Stephanie Grauerholz Stephanie Grauerholz Vice President	Janus Distributors LLC /s/ Michelle R. Rosenberg Michelle R. Rosenberg Senior Vice President